November 12, 2004

Mail Stop 0510


via U.S. Mail and facsimile

Christopher Clemente
Chief Executive Officer
Comstock Homebuilding Companies, Inc.
11465 Sunset Hills Road, Suite 510
Reston, VA 20190


Re: 	Comstock Homebuilding Companies, Inc.
	Form S-1/A (#2)
		File No. 333-118193

Dear Mr. Clemente:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Risk Factors-Our significant level of debt.....; page 8

1. On page 12 you indicate that your debt outstanding, on a pro forma as adjusted basis, is $74.6 million, representing 13.8% of your shareholders` equity as of that date. Before giving effect to the offering contemplated, your stockholders` equity, on a pro forma as adjusted basis, is negative $220,000. Please tell us how you are computing the 13.8%.

Corporate Consolidation; page 25-26

2. Under "Current Operations" on page 25 you provide certain information related to the primary holding companies as of March 31, 2004. Please update this information.

Our Business; page 61

3. We note on page 61 that you have updated the percentage changes in revenue and operating income; however, the backlog from home sales at June 30, 2004 is reflected as $68.2 million. Please tell us why the backlog would not be $70.4 million, representing the sum of backlog amounts disclosed on F-25 and F-41.

Selected Financial and Other Data; page 40

4. On page 40 under your "Selected Financial and Other Information", you disclose the historical basic and diluted earnings per share for the six months ended June 30, 2003 as $107. Please tell us why the amount disclosed for this period would not be $48?

MD&A-Results of Operations; page 48

5. Please provide additional disclosure concerning the nature of the changes in "other income (expense), net" for the year ended December 31, 2003 compared to December 31, 2002. Investors may not be familiar with activity "consistent with normal operations." In addition, please provide quantitative disclosure, if material, of the components representing the remaining $220,000 of changes in "other income (expense), net for the year ended December 31, 2002 compared to December 31, 2001. As indicated in our previous comment number 7, please tell us why vendor credits would not be accounted for as an adjustment of your inventoried cost of real estate for development and sale?

Certain Transactions; page 88

6. On page 18 of the Risk Factors discussion and page 48 of MD&A, you discuss weakness in your internal controls regarding approval and documentation of related party transactions. Please consider qualifying your statement in Certain Transactions on page 88 that you believe all current related party transactions are on terms not less favorable than terms obtainable from unaffiliated third parties to reflect your disclosed weakness and recently implemented procedure for approving these transactions.



Index to Financial Statements

7. Please amend your index to financial statements on F-1 to reflect The Comstock Companies Statement of Stockholders` Equity as of June 30, 2004 instead of March 31, 2004. In addition, the Notes to Service Corp`s financial statements should be "consolidated" not "combined consolidated."

Financial Statements-The Comstock Companies; page F-6

8. We note your amended disclosure on F-13 of "total interest incurred" for the six months ended June 30, 2004. Your disclosure indicates for the period that you capitalized more interest than you incurred. Please review and amend if necessary.

Financial Statements-Comstock Service Corp, Inc; page F-28

9. Please amend the footnote reference on Service Corp`s basic financial statements on pages F-29 through F-32 by deleting "combined" before consolidated.


As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact John Cash at (202) 942-5373 or Alfred Pavot at (202) 942-1764 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker at (202) 824-5495 or me at (202) 942-1950 with any other questions.



			Sincerely,




			Pamela Ann Long
					Assistant Director


cc:	Stephen A. Riddick, Esq. (via facsimile 202/331-3101)
Greenberg Traurig LLP
	800 Connecticut Avenue, N.W.
	Washington, DC 20006
Christopher Clemente
Comstock Homebuilding Companies, Inc.
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

       DIVISION OF
CORPORATION FINANCE